UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

When used herein “Scorpio Tankers,” refers to Scorpio Tankers Inc. and/or one or more of its subsidiaries, as the context requires. “Scorpio Tankers Inc.” refers only to Scorpio Tankers Inc. and not its subsidiaries. References to “STNG common shares” refer to the common shares, par value $0.01 per share, of Scorpio Tankers Inc. “NPTI” refers to Navig8 Product Tankers Inc. and/ or one or more of its subsidiaries, as the context requires. “Navig8 Product Tankers Inc.” refers only to Navig8 Product Tankers Inc. and not its subsidiaries. References to “NPTI common shares” refer to common shares, par value $0.01 per share, of Navig8 Product Tankers Inc.

Introduction

The following unaudited pro forma condensed combined financial information of the combined company is presented to illustrate the proposed combination of Scorpio Tankers and NPTI, which was announced on May 23, 2017, in addition to the successful completion of an underwritten equity offering by Scorpio Tankers Inc, whereby we have assumed, for illustrative purposes of the pro forma balance sheet, that Scorpio Tankers Inc. will issue 50 million STNG common shares. On May 23, 2017, we entered into a Merger Agreement with Navig8 Product Tankers Inc., and STI Merger Subsidiary Company Limited, a wholly-owned subsidiary of Scorpio Tankers Inc., pursuant to which STI Merger Subsidiary Company Limited will merge with and into Navig8 Product Tankers Inc., and Navig8 Product Tankers Inc. will continue its corporate existence as the surviving corporation and will be a wholly-owned subsidiary of Scorpio Tankers Inc. The unaudited pro forma condensed combined balance sheet as of December 31, 2016 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 are based upon, derived from, and should be read in conjunction with the historical audited financial statements of Scorpio Tankers which are available in Scorpio Tankers Inc.’s Form 20-F for the year ended December 31, 2016 and the historical audited financial statements of NPTI for the year ended December 31, 2016, included as an exhibit to Scorpio Tankers Inc.’s report on Form 6-K, furnished to the Commission on May 23, 2017. Scorpio Tankers’ historical audited financial statements were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, or IFRS and presented in thousands of U.S. dollars. NPTI’s historical audited financial statements were prepared in accordance with U.S. GAAP and presented in thousands of U.S. dollars. For purposes of preparing the unaudited pro forma condensed combined financial information, NPTI’s historical audited financial statements prepared under U.S. GAAP were reconciled to IFRS, based on a preliminary IFRS analysis. No material adjustments were identified as a result of this exercise. Neither the reconciliation to IFRS nor the resulting pro forma financial information have been audited.

The accompanying unaudited pro forma condensed combined financial information give effect to adjustments that are (i) directly attributable to the combination, (ii) factually supportable, and (iii) with respect to the unaudited condensed combined statement of operations, are expected to have a continuing impact on the consolidated results. The unaudited condensed combined balance sheet gives effect to the combination as if it occurred on December 31, 2016 and the unaudited condensed combined statement of operations give effect to the combination as if it happened on January 1, 2016.

The combination of Scorpio Tankers and NPTI will be accounted for as a business combination using the acquisition method of accounting under the provisions of International Financial Reporting Standard 3, “Business Combinations”, or IFRS 3, with Scorpio Tankers selected as the accounting acquirer under this guidance. Refer to Note 3 for further details surrounding the combination.

The unaudited pro forma condensed combined financial information has been prepared by management in accordance with Article 11 of Regulation S-X under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The pro forma adjustments are preliminary and are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Under IFRS 3, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For pro forma purposes, the fair value of NPTI’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Certain current market based assumptions were used which will be updated in purchase accounting upon completion of the combination. Management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. In addition, a preliminary review of U.S. GAAP to IFRS differences and related accounting policies has been completed based on information made available to date. However, following the consummation of the combination, management will conduct a final review. As a result of that review, management may identify further differences that, when finalized, could have a material impact on this unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information has been prepared by management in accordance with the regulations of the U.S. Securities and Exchange Commission and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the combination occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the combination. In addition, the accompanying unaudited pro forma condensed combined statement of operations does not include any expected cost savings or operating synergies, which may be realized subsequent to the combination or the impact of any non-recurring activity and one-time transaction-related or integration-related items. Moreover, the pro forma adjustments represent best estimates based upon the information available to date and are preliminary and subject to change once more detailed information is obtained

Subsequent to the effective date of the Proposed Merger, any transactions occurring between Scorpio Tankers and NPTI will be considered intercompany transactions and eliminated. Scorpio Tankers and NPTI did not have any previous relationship that could be considered as intercompany transactions as of December 31, 2016. Therefore, no eliminations have been made in the unaudited pro forma financial information.

This unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and assumptions as well as the above referenced historical audited consolidated financial statements of both Scorpio Tankers and NPTI and management’s discussion and analysis of financial condition and results of operations of NPTI.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2016

In thousands of U.S. dollars	Historical Scorpio Tankers December 31, 2016	Historical NPTI U.S. GAAP December 31, 2016	Pro Forma Adjustments	Notes 4(B)	Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$99,887	$34,276	$148,446	(1), (2)	$282,609
Accounts receivable	42,329	19,574	—		61,903
Prepaid expenses and other current assets	9,067	2,891	5,103	(3)	17,061
Related party prepaid expenses and other assets	—	5,103	(5,103)	(3)	—
Derivative financial instruments	116	—	—		116
Inventories	6,122	2,986	—		9,108

Total current assets	157,521	64,830	148,446		370,797

Non-current assets
Restricted cash	—	9,380	—		9,380
Vessels and drydock	2,913,254	1,169,121	(167,870)	(1), (2)	3,914,505
Vessels under construction	137,917	56,542	(11,043)	(2)	183,416
Other assets	21,495	16,438	(2,638)	(2)	35,295
Goodwill	—	—	18,094	(2)	18,094

Total non-current assets	3,072,666	1,251,481	(163,457)		4,160,690

Total assets	$3,230,187	$1,316,311	$(15,011)		$4,531,487

Current liabilities
Current portion of long-term debt	353,012	79,120	(889)	(1), (2)	431,243
Accounts payable	9,282	—	891	(3)	10,173
Accrued expenses	23,024	—	49,467	(2), (3)	72,491
Accounts payable and accrued expenses	—	4,506	(4,506)	(3)	—
Related party payable and accrued expenses	—	2,113	(2,113)	(3)	—

Total current liabilities	385,318	85,739	42,850		513,907

Non-current liabilities
Long-term debt	1,529,669	763,940	21,622	(1), (2)	2,315,231
Other non-current liabilities	—	1,497	(1,497)	(2)	—

Total non-current liabilities	1,529,669	765,437	20,125		2,315,231

Total liabilities	1,914,987	851,176	62,975		2,829,138

Redeemable preferred stock	—	20,614	(20,614)	(2)	—
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Share capital	2,247	469	596	(1), (2)	3,312
Additional paid-in capital	1,756,769	424,219	(4,939)	(1), (2)	2,176,049
Treasury shares	(443,816)	—	—		(443,816)
Retained earnings / (accumulated deficit)	—	19,833	(53,029)	(2)	(33,196)

Total shareholders’ equity	1,315,200	444,521	(57,372)		1,702,349

Total liabilities and shareholders’ equity	$3,230,187	$1,316,311	$(15,011)		$4,531,487

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2016

In thousands of U.S. dollars except per share and share data	Historical Scorpio Tankers December 31, 2016	Historical NPTI December 31, 2016	Pro Forma Adjustments	Notes 5(B)	Pro Forma Combined
Revenue
Vessel revenue	$522,747	$108,201	$162	(1)	$631,110
Operating expenses
Vessel operating costs	(187,120)	(46,711)	13,822	(2)	(220,009)
Voyage expenses	(1,578)	—	—		(1,578)
Charterhire	(78,862)	—	(13,822)	(2)	(92,684)
Depreciation	(121,461)	(28,175)	4,976	(1)	(144,660)

General and administrative expenses	(54,899)	(8,268)	—		(63,167)
Loss on sales of vessels	(2,078)	—	—		(2,078)

Total operating expenses	(445,998)	(83,154)	4,976		(524,176)

Operating (loss) / income	76,749	25,047	5,138		106,934

Other (expense) and income, net
Financial expenses	(104,048)	(30,209)	643	(1)	(133,614)
Unrealized gain on derivative financial instruments	1,371	—	—		1,371
Financial income	1,213	51	—		1,264
Other income (expenses), net	(188)	13	—		(175)

Total other expense, net	(101,652)	(30,145)	643		(131,154)

Net loss before tax	$(24,903)	$(5,098)	5,781		(24,220)

Income tax	—	(74)	—		(74)

Net loss	$(24,903)	$(5,172)	$5,781		$(24,294)

Basic weighted average shares outstanding	161,118,654		106,500,000		267,618,654
Diluted weighted average shares outstanding	161,118,654		106,500,000		267,618,654

Basic and diluted earnings per share	$(0.15)				$(0.09)

1. Description of Transaction

On May 23, 2017, Scorpio Tankers Inc., STI Merger Subsidiary Company Limited, a wholly-owned subsidiary of Scorpio Tankers Inc. and Navig8 Product Tankers Inc. entered into the Merger Agreement, pursuant to which STI Merger Subsidiary Company Limited will merge with and into Navig8 Product Tankers Inc., and Navig8 Product Tankers Inc. will continue its corporate existence as the surviving corporation and will be a wholly-owned subsidiary of Scorpio Tankers Inc. As a result of the Proposed Merger, the combined company is expected to become one of the world’s leading product tanker companies with a modern fleet of 105 owned or finance leased and 19 time or bareboat chartered-in product tankers, in addition to six product tankers currently under construction. The Proposed Merger is subject to approval by the shareholders of Navig8 Product Tankers Inc. at a special meeting called for that purpose, and the Proposed Merger is expected to close in the second or third quarter of 2017. Completion of the Proposed Merger is also subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals.

Shareholders of Navig8 Product Tankers Inc. at the time the Proposed Merger is completed will receive shares in Scorpio Tankers Inc. as merger consideration. Pursuant to the Merger Agreement, Scorpio Tankers Inc. will issue 55 million STNG common shares to shareholders of Navig8 Product Tankers Inc. as merger consideration, which gives Navig8 Product Tankers Inc. shareholders the right to receive effectively 1.18 STNG common shares for each share held in Navig8 Product Tankers Inc. Upon the effectiveness of the Proposed Merger, existing shareholders in Scorpio Tankers Inc. and Navig8 Product Tankers Inc. will own approximately 76% and 24%, respectively, of the combined company.

The Proposed Merger values the entire issued share capital of Navig8 Product Tankers Inc. at approximately $227.2 million at a closing share price of $4.13 on May 19, 2017 (the most practicable date used for preparation of the pro forma condensed combined financial information). The value of the consideration that Navig8 Product Tankers Inc.’s shareholders will receive when the Proposed Merger is completed will ultimately be based on the closing date share price of STNG common shares on the closing date of the Proposed Merger, and could materially change.

Scorpio Tankers Inc.’s common shares are currently listed for trading on the New York Stock Exchange, or the NYSE, and Navig8 Product Tankers Inc.’s common shares are currently listed for trading on the Norwegian OTC. Following the closing of the Proposed Merger, Scorpio Tankers Inc.’s common shares will continue to be listed on the NYSE and the shares of Navig8 Product Tankers Inc. will be delisted from the Norwegian OTC.

2. Accounting Policies

During the preparation of this unaudited pro forma condensed combined financial information, management has performed a preliminary review and comparison of NPTI’s U.S. GAAP accounting policies with Scorpio Tankers’ IFRS accounting policies. For purposes of preparing the unaudited pro forma condensed combined financial information, NPTI’s historical audited financial statements prepared under U.S. GAAP were reconciled to IFRS, based on a preliminary IFRS analysis. No material adjustments were identified as a result of this exercise. Neither the reconciliation to IFRS nor the resulting pro forma financial information have been audited.

Following the consummation of the combination, management will conduct a final review of NPTI’s accounting policies in an effort to determine if differences in accounting policies require further adjustment or reclassification of NPTI’s statement of operations or reclassification of assets or liabilities to conform to Scorpio Tankers’ accounting policies and classifications are required by acquisition accounting rules. As a result of that review, management may identify differences that, when conformed, could have a material impact on this unaudited pro forma condensed combined financial information.

3. Accounting for the Combination

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial information of Scorpio Tankers and NPTI. The acquisition method of accounting, based on IFRS 3, uses the fair value concepts defined in IFRS 13, “Fair Value Measurement” or IFRS 13.

Acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the purchase price allocation included herein is preliminary and has been presented solely for the purpose of providing pro forma financial information and will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Our approach to deriving these estimates is described below. Differences between preliminary estimates in the unaudited pro forma condensed combined financial information and the final acquisition accounting will occur and could have a material impact on the accompanying pro forma condensed combined financial information and the combined company’s future consolidated financial statements.

The combination of Scorpio Tankers and NPTI will be accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, “Business Combinations”, with Scorpio Tankers determined as the accounting acquirer under this guidance. The factors that were considered in determining that Scorpio Tankers should be treated as the accounting acquirer in the Proposed Merger were the relative voting rights in the combined company, the composition of the board of directors in the combined company, the relative sizes of Scorpio Tankers and NPTI. and the composition of senior management of the combined company. With respect to the relative voting rights in the combined company, it is noted that after the completion of the Proposed Merger, the current Scorpio Tankers Inc. shareholders and the current Navig8 Product Tankers Inc. shareholders will own approximately 76.0% and 24.0% of the combined company, respectively. There is one common shareholder of both Scorpio Tankers Inc. and Navig8 Product Tankers Inc. owning approximately 2% and 22% of each company, respectively, and the effect of this common ownership was considered. The analysis of the relative voting rights in a business combination involving entities with common shareholders should consider the former shareholder groups of the combining entities and not the individual owners that are common to the combining entities. The former shareholder group that retains or receives the largest portion of the voting rights in the combined entity would be the accounting acquirer, absent the consideration of any of the other factors provided in IFRS 3. In this transaction, since the current Scorpio Tankers Inc. shareholders, including the one common shareholder owning approximately 2% of outstanding STNG common shares and 22% of outstanding NPTI common shares, will own approximately 76.0% of the combined company and current Navig8 Product Tankers Inc. shareholders, including the one common shareholder, will own 24.0% of the combined company, the Scorpio Tankers Inc. shareholder group will receive the largest voting percentage in the combined company. Management believes that the relative voting rights in the combined company along with the composition of the board of directors and senior management in the combined company were the most significant factors in determining that Scorpio Tankers is the accounting acquirer.

With respect to the composition of the board of directors in the combined company, after the Proposed Merger, members of Scorpio Tankers Inc.’s board of directors will continue to serve in such positions of the combined company. In addition, with effect from the consummation of the Proposed Merger, Scorpio Tankers Inc. will appoint an additional independent director to the board of directors of the combined company. The composition of the board of directors points to Scorpio Tankers as the accounting acquirer.

The relative sizes of Scorpio Tankers and NPTI were also considered to be factors that supported that conclusion that Scorpio Tankers is the accounting acquirer. Total assets of Scorpio Tankers and NPTI at December 31, 2016 were approximately $3.2 billion and $1.3 billion, respectively. It should also be noted that the carrying value of Scorpio Tankers’ and NPTI’s equity at December 31, 2016 was $1.3 billion and $444.5 million, respectively.

The composition of the board of directors and senior management of the combined company, wherein all of Scorpio Tankers Inc.’s directors and officers will be retained while no directors or senior management of NPTI will be retained also played a role in the determination of the accounting acquirer (other than one independent director to be appointed by Scorpio Tankers Inc. effective upon the closing of the Proposed Merger, as described above).

The date of the Merger Agreement is May 23, 2017. For pro forma purposes, the valuation of consideration transferred is based on the number of common shares to be issued by Scorpio Tankers Inc. and Scorpio Tankers Inc.’s closing share price of $4.13 on May 19, 2017, the most practicable date used for preparation of the pro forma condensed combined financial information. The value of the consideration that Navig8 Product Tankers Inc.’s shareholders will receive when the combination is completed will ultimately be based on the closing date share price of STNG common shares on the final date of the combination, which could materially change.

The following represents the preliminary purchase price calculation (in thousands, total amounts may not recalculate due to rounding):

Navig8 Product Tankers Inc. common shares as of May 19, 2017	46,973
Accelerated vesting of RSUs	130	(a)
Cancellation of Pool Revenue Share Rights Agreement	(337)	(b)
Stock option cancellation	—	(c)

Navig8 Product Tankers Inc. adjusted outstanding shares as of May 19, 2017	46,766
Exchange ratio	1.1761

STNG common shares issued to Navig8 Product Tankers Inc. shareholders	55,000
Closing price per share on May 19, 2017	$4.13
Total estimated purchase price	$227,150

(a) -	In March 2017, Navig8 Product Tankers Inc. granted 129,737 restricted stock units to certain executive officers. These units convert into common shares upon a change of control. Accordingly, we have included them as part of the estimated closing share count.
(b) -	Commensurate with the closing of the Proposed Merger, the Pool Management Revenue Share Rights agreement, along with the shares issued under such agreement, will be cancelled.
(c) -	Navig8 Product Tankers Inc. granted a total of 779,795 stock options to its executive officers in 2015, 2016 and 2017. These options are exercisable to the extent that they are in the money and vest upon a change of control. We have assumed that no shares will be issued under these option agreements upon the change of control as they are all currently out of the money.

The outstanding NPTI common shares includes all unvested shares issued under Navig8 Product Tankers Inc.’s equity incentive plans, which consist of options and restricted stock units. The vesting period of these shares accelerates upon a change of control. Accordingly, these shares will be settled upon closing. When calculating the total estimated purchase price consideration above, Scorpio Tankers has assumed that no dissenter rights will be exercised.

The following represents the calculation of the goodwill and the allocation of the total purchase price based on management’s preliminary valuation of NPTI’s identifiable tangible and intangible assets acquired and liabilities assumed as of December 31, 2016 (in thousands, total amounts may not recalculate due to rounding):

Total estimated purchase price consideration	227,150
Fair value of net assets acquired and liabilities assumed	209,056

Goodwill	18,094

Current assets	64,830
Restricted cash	9,380
Vessels, net	1,001,251
Vessels under construction	45,499
Other assets	13,800
Accounts payable and accrued expenses	(21,157)
Debt (current and non-current)	(865,993)
Embedded derivative on redeemable preferred shares (other non-current liabilities)	(6,426)
Redeemable preferred shares	(32,128)

Fair value of net assets acquired and liabilities assumed	209,056

For pro forma purposes, the fair value of NPTI’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value and this is in excess of the consideration amount. We have reassessed whether we have correctly identified all of the assets acquired and all of the liabilities assumed and this excess remains. Based on these calculations, Scorpio Tankers shall recognize the resulting gain in earnings on the acquisition date. The calculation of the goodwill will also be based on the closing date share price of STNG common shares on the final date of the combination, which could materially change.

Scorpio Tankers Inc.’s closing share price on the day prior to the Proposed Merger announcement was $4.13 per share and Scorpio Tankers Inc. agreed to issue 55 million STNG common shares (valuing the announced consideration at $227.2 million). Although common shares of Navig8 Product Tankers Inc. are listed on the Norwegian OTC under the symbol “EIGHT”, the limited volume of trading precludes an established trading market for these common shares, and, accordingly, per share prices for NPTI common shares are not available. For purposes of the pro forma information, the closing share price on May 19, 2017 (the most practicable date used for preparation of the pro forma condensed combined financial information) of $4.13 has been used and has been compared with a fair valuation of NPTI’s net assets as of December 31, 2016 which we have estimated to be $209.1 million, implying that Scorpio Tankers would pay a 8.7% premium. The terms of the transaction, however, were largely based on the net asset valuations of Scorpio Tankers and Navig8 Product Tankers Inc. at May 19, 2017.

The following provides sensitivities to changes in the purchase price due to changes in the share price of STNG common shares (total amounts may not recalculate due to rounding):

(in thousands except per share data)	Price per STNG common share	Navig8 Product Tankers Inc. exchanged shares	Total purchase price consideration	(Bargain purchase gain) / Goodwill
May 19, 2017	4.13	55,000	227,150	18,094
Decrease of 20%	3.30	55,000	181,500	(27,556)
Increase of 20%	4.96	55,000	272,800	63,744

Occasionally, an acquirer will make a bargain purchase, which is a business combination in which the consideration amount is less than the aggregate of the assets acquired and the liabilities assumed. Before recognizing a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review. If that shortfall remains, the acquirer shall recognize the resulting gain in earnings on the acquisition date. The gain shall be attributed to the acquirer.

4. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments as of December 31, 2016

A.	Adjustments and reclassifications from U.S. GAAP to IFRS

NPTI’s historical audited and unaudited financial statements were prepared in accordance with U.S. GAAP and presented in thousands of U.S. dollars. For purpose of preparing the unaudited pro forma condensed combined financial information, NPTI’s historical audited financial statements prepared under U.S. GAAP were reconciled to IFRS, as applicable, based on a preliminary IFRS analysis. No material adjustments were identified as a result of this exercise.

This reconciliation from U.S. GAAP to IFRS has not been audited. Furthermore, this is not intended to be a complete reconciliation from U.S. GAAP to IFRS as certain differences are adjusted for as part of the fair value adjustments included in the preliminary pro forma purchase price allocation.

B.	Pro Forma Adjustments

The following table and subsequent notes describe the purchase accounting fair value adjustments, other pro forma adjustments and reclassifications made to NPTI’s balance sheet as of December 31, 2016 to conform to Scorpio Tankers’ classification and presentation.

In thousands of U.S. dollars	Equity Offering and NPTI Acquisition Vessels (1)		Adjustments (2)		Reclassifications (3)		Total
Assets
Current assets
Cash and cash equivalents	$187,000	(a)	$(38,554	)(a)	$—		$148,446
Accounts receivable	—		—		—		—
Prepaid expenses and other current assets	—		—		5,103	(a)	5,103
Related party prepaid expenses and other assets	—		—		(5,103	)(a)	(5,103)
Derivative financial instruments	—		—		—		—
Inventories	—		—		—		—

Total current assets	187,000		(38,554)		—		148,446

Non-current assets
Restricted cash	—		—		—		—
Vessels and drydock	(35,089	)(b)	(132,781	)(b)	—		(167,870)
Vessels under construction	—		(11,043	)(b)	—		(11,043)
Other assets	—		(2,638	)(c)	—		(2,638)
Goodwill			18,094		—		18,094

Total non-current assets	(35,089)		(128,368)		—		(163,457)

Total assets	$151,911		$(166,922)		$—		$(15,011)

Current liabilities
Current portion of long-term debt	(388	)(b)	(501	)(e)	—		(889)
Accounts payable	—		—		891	(b)	891
Accrued expenses	—		43,739	(d)	5,728	(b)	49,467
Accounts payable and accrued expenses	—		—		(4,506	)(b)	(4,506)
Related party payable and accrued expenses	—		—		(2,113	)(b)	(2,113)

Total current liabilities	(388)		43,238		—		42,850

Non-current liabilities
Long-term debt	(2,443	)(b)	24,065	(e)	—		21,622
Other non-current liabilities	—		(1,497	)(f)	—		(1,497)

Total non-current liabilities	(2,443)		22,568		—		20,125

Total liabilities	(2,831)		65,806		—		62,975

Redeemable preferred stock	—		(20,614	)(g)	—		(20,614)
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Share capital	500	(a)	96	(h)	—		596
Additional paid-in capital	186,500	(a)	(191,439	)(d), (h)	—		(4,939)
Treasury shares	—		—		—		—
Retained earnings / (accumulated deficit)	—		(53,029	)(d)	—		(53,029)

Total shareholders’ equity	187,000		(244,372)		—		(57,372)

Total liabilities and shareholders’ equity	$184,169		$(199,180)		$—		$(15,011)

(1)	Equity Offering and NPTI Acquisition Vessels

a.	The Proposed Merger is conditioned upon, among other things, the successful completion of an underwritten equity offering whereby Scorpio Tankers Inc. For the illustrative purposes of this pro forma balance sheet, we have assumed that Scorpio Tankers Inc. will issue 50 million STNG common shares and the estimated net proceeds of such offering will be $187.0 million.

b.	In connection with the Proposed Merger, we agreed to acquire the NPTI Acquisition Vessels, which are three 2016-built and one 2015 built LR1 tankers, for an aggregate purchase price of $156.0 million. As part of this transaction, we will be assuming the existing indebtedness of $113.8 million (as of May 19, 2017) relating to these vessels, which are currently financed under NPTI’s senior secured credit facility with Credit Agricole. The consummation of the NPTI Vessel Acquisition is conditioned upon the closing of the successful completion of an underwritten equity offering as described below. The net cash payment for these vessels of $42.2 million (the purchase price less assumed debt) is a cash outflow for Scorpio Tankers and a cash inflow for NPTI. Accordingly, there is no cash impact to the pro-forma balance sheet. These adjustments are as follows:

i.	Vessels, net - the aggregate carrying value of the NPTI Acquisition Vessels was $191.1 million as of December 31, 2016. This adjustment gives effect to the difference in the carrying amount and the aggregate purchase price of $156.0 million. We believe that the purchase price of these vessels approximates fair market value based on indicative values for similar vessels that we have received from shipbrokers.

ii.	Debt - we estimated the fair value of the debt which will be assumed as part of the acquisition of these four vessels. Fair value was measured using the income approach, which takes into account the future cash flows that a market participant would expect to receive from holding the liability as an asset. As a result of this exercise, it was determined that the carrying amounts of this debt as of December 31, 2016 was $4.3 million greater than fair value. This determination was made as the average implicit rate in this facility was approximately 4.85% based on the carrying values as of December 31, 2016, taking into consideration the margin on these facilities and our estimate of the variable portion of interest by using the forward interest rate curve calculated from interest swap rates, as published by a third party, as of May 12, 2017. Our estimate of fair value adjusted this carrying value such that the average implicit rate increased to approximately 5.75% which is our best estimate for the effective cost of financing that could be obtained in the market in May 2017.

iii.	Unamortized debt issuance costs - given the determination of fair value of the debt which will be assumed as part of the acquisition of these four vessels, all unamortized debt issuance costs of $1.5 million were eliminated as part of the fair value measurement. This amount is shown as an offset to the fair value adjustment described above.

(2)	Pro Forma Adjustments

a.	Cash and cash equivalents - Navig8 Product Tankers Inc.’s series A cumulative redeemable perpetual preferred stock, or the Preference Shares, will be redeemed as part of the Proposed Merger. According to the terms of the Preference Shares, upon a change of control, Navig8 Product Tankers Inc. must redeem all of the Preference Shares at a redemption price equal to the sum of $10 per share ($30 million in aggregate) plus any accrued and unpaid dividends, multiplied by a factor of 1.20 (reflecting the redemption premium). The aggregate repayment has therefore been determined to be $38.6 million which reflects the redemption price of $30.0 million, accrued and unpaid dividends of $2.1 million and the redemption premium of $6.5 million.

b.	Vessels and Vessels under construction -

(i)	Vessels and drydock - The estimated fair value and the book value of the NPTI Vessels, including those held under finance leases and excluding the NPTI Acquisition Vessels, as of December 31, 2016 was $845.3 million and $978.0 million, respectively, giving rise to a preliminary purchase price allocation adjustment of $132.8 million. The estimated fair value is based on management’s estimates after considering market values obtained from independent ship brokers, which are inherently uncertain, and based on charter free vessels. In addition, vessel values are highly volatile; as such, these estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were sold.

(ii)

Vessels under construction - The estimated fair value and the book value of the NPTI Vessels under construction as of December 31, 2016 were $45.5 million and $56.5 million, respectively, giving rise to a preliminary purchase price allocation adjustment of $11.0 million. The estimated fair value is based on management’s estimates after considering market values obtained from independent ship brokers, which are inherently uncertain, and based on charter free vessels. In addition, vessel values are highly volatile; as such, these estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were sold.

c.	Other assets – Navig8 Product Tankers Inc. was party to a Pool Management Revenue Share Rights agreement with each of the pools that its vessels operated in. This agreement enabled Navig8 Product Tankers Inc. to receive a 30% share of the net revenues derived from the commercial management of the pools in exchange for 336,963 NPTI common shares. A $2.6 million asset in relation to this agreement is reflected within Other assets on NPTI’s balance sheet as of December 31, 2016. This agreement will be cancelled as part of the Proposed Merger and the pools will retain the consideration received. Accordingly, this asset has been eliminated on a pro forma basis.

d.	Accrued expenses - estimated transaction costs

(i)	A total of $33.2 million has been estimated as Scorpio Tankers’ transaction costs to completing the Proposed Merger. The actual transaction costs incurred could differ materially from this estimate. These costs include an estimate of $15.0 million of advisory and other professional fees and $18.2 million of costs related to the early termination of NPTI’s existing service agreements, $6.2 million of these termination fees will be settled via an issuance of 1.5 million of STNG common shares. For purposes of these pro forma financial statements, we have assumed an issuance price of $4.13 per share, which is the closing share price on May 19, 2017 (the most practicable date used for preparation of the pro forma condensed combined financial information). The cash transaction costs have been recorded to accrued expenses and retained earnings and the share based transaction costs have been recorded to additional paid in capital and retained earnings on a pro forma basis.

(ii)	A total of $14.5 million has been estimated as NPTI’s transaction costs to completing the Proposed Merger. The actual transaction costs incurred could differ materially from this estimate. These costs include an estimate of $7.0 million of advisory and other professional fees and $7.5 million of executive termination costs. These amounts have been recorded as part of the purchase price allocation.

e.	Long term debt - NPTI’s long-term debt consists of secured borrowings, obligations due under finance leases, and unamortized debt issuance costs (which have been recorded as a contra-liability).

(i)	Secured Debt - The preliminary purchase price allocation estimates the fair value of NPTI’s debt, all of which will be assumed as part of the Proposed Merger. Fair value was measured using the income approach, which takes into account the future cash flows that a market participant would expect to receive from holding the liability as an asset. As a result of this exercise, it was determined that the carrying amounts of this debt as of December 31, 2016 was $12.4 million greater than fair value. This determination was made as the average implicit rate in these facilities ranged from 3.5% to 4.0% (depending on the facility) based on the carrying values as of December 31, 2016, taking into consideration the margin on these facilities and NPTI’s estimate of the variable portion of interest by using the forward interest rate curve calculated from interest swap rates, as published by a third party, as of May 12, 2017. NPTI’s estimate of fair value adjusted these carrying values such that the average implicit rate increased to a range of 5.5% to 6.0% which is NPTI’s best estimate for the effective cost of financing that could be obtained in the market in May 2017. Accordingly, the purchase price allocation adjustment was adjusted for this revaluation.

(ii)	Obligations due under sale and leaseback financing facilities - The preliminary purchase price allocation estimates the fair value of obligations due under NPTI’s sale and leaseback arrangements, all of which will be assumed as part of the Proposed Merger. Fair value was measured using the income approach, which takes into account the future cash flows that a market participant would expect to receive from holding the liability as an asset. As a result of this exercise, it was determined that the carrying amounts of these liabilities were $9.0 million less than fair value. This determination was made as the average implicit rate in one of the sale and leaseback facilities, which was entered into in 2015, is approximately 7.0% based on the carrying values as of December 31, 2016, taking into consideration the fixed margin on this facility and NPTI’s estimate of the variable portion of interest by using the forward interest rate curve calculated from interest swap rates, as published by a third party, as of May 12, 2017. NPTI’s estimate of fair value adjusted these carrying values such that the average implicit rate increased to approximately 6.0%, which is NPTI’s best estimate for the effective cost of financing that could be obtained in the market in May 2017. Accordingly, the purchase price allocation adjustment was adjusted for this revaluation.

(iii)	Unamortized debt issuance costs - Given the determination of fair value of NPTI’s secured debt and obligations due under sale leaseback arrangements above, all unamortized debt issuance costs of $29.1 million were eliminated as part of the fair value measurement. Additionally, we expect to pay an aggregate of $2.2 million in debt issuance costs as part of the ABN AMRO back-stop credit facility and to obtain various other consents from NPTI’s lenders. These amounts have been reflected as debt issuance costs on a pro-forma basis.

f.	Other non-current liabilities - NPTI’s other non-current liabilities consist of the fair value of the embedded derivative on the Preference Shares (as described in 2a above), which relates to the redemption option on such shares. These Preference Shares will be redeemed as part of this Proposed Merger due to the change of control. Accordingly, the fair value liability of $1.5 million for the derivative relating to this instrument has been eliminated on a pro forma basis.

g.	Preference Shares - as described above, the Preference Shares will be redeemed as part of the Proposed Merger due to the change of control. According to the terms of the Preference Shares, upon a change of control, Navig8 Product Tankers Inc. must redeem all of the Preference Shares at a redemption price equal to the sum of $10 per share ($30 million in aggregate) plus any accrued and unpaid dividends, multiplied by a factor of 1.20. The aggregate repayment has therefore been determined to be $38.6 million which reflects the redemption price of $30.0 million, accrued and unpaid dividends of $2.1 million and the redemption premium of $6.5 million. Accordingly, the liability of $20.6 million, which reflects the carrying value as of December 31, 2016, has been eliminated on a pro forma basis.

h.	Equity - The following adjustments have been made to equity:

In thousands of US dollars	Share capital	Additional paid in capital	Retained earnings	Shareholders’ equity
Share consideration to Navig8 Product Tankers Inc.	550	226,600	—	227,150 (1)

Estimated net proceeds of underwritten public offering	500	186,500	—	187,000 (2)
Elimination of Navig8 Product Tankers Inc.’s historic equity balances	(469)	(424,219)	(19,833)	(444,521)
Estimated Scorpio Tankers Inc. transaction costs - Cash	—	—	(27,001)	(27,001)
Estimated Scorpio Tankers Inc. transaction costs - Share-based	15	6,180	(6,195)	—

	596	(4,939)	(53,029)	(57,372)

(i)	Represents the STNG common shares issued to shareholders of Navig8 Product Tankers Inc. as consideration for the Proposed Merger. This amount is based on the issuance of 55 million STNG common shares, par value $0.01 per share, at a price of $4.13 per share, which is the closing price on the NYSE on May 19, 2017 (the most practicable date used for preparation of the pro forma condensed combined financial information).
(ii)	The Proposed Merger is conditioned upon the successful completion of an underwritten equity offering. For the illustrative purposes of this pro forma balance sheet, we have assumed that Scorpio Tankers Inc. will issue 50 million STNG common shares and the estimated net proceeds of such offering will be $187.0 million.

(2)	Pro Forma Reclassifications

a.	NPTI’s Related party prepaid expenses and other assets balance were reclassified to Prepaid expenses and other current assets to conform to Scorpio Tankers’ classification and presentation.

b.	Certain balances within NPTI’s accounts payable and accrued expenses were reclassified to accounts payable or accrued expenses to conform to Scorpio Tankers’ classification and presentation. NPTI combines accounts payable and accrued expenses into a single line item on its financial statements (with third party and related party distinctions) whereas Scorpio Tankers distinguishes these balances separately. Accordingly, the following reclassifications were made

December 31, 2016
Per NPTI
Accounts payable and accrued expenses	4,506
Related party payable and accrued expenses	2,113

6,619

Reclassified to conform to Scorpio Tankers presentation
Accounts payable	891
Accrued expenses	5,728

6,619

5. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments for the Year Ended December 31, 2016

(A)	Adjustments from U.S. GAAP to IFRS

NPTI’s historical audited financial statements were prepared in accordance with U.S. GAAP and presented in thousands of U.S dollars. For purpose of preparing the unaudited pro forma condensed combined financial information, NPTI’s historical audited financial statements prepared under U.S. GAAP were reconciled to IFRS, as applicable, based on a preliminary IFRS analysis. No material adjustments were identified as a result of this exercise.

This reconciliation from U.S. GAAP to IFRS has not been audited. Furthermore, this is not intended to be a complete reconciliation from U.S. GAAP to IFRS as certain differences are adjusted for as part of the fair value adjustments included in the preliminary pro forma purchase price allocation.

(B)	Pro Forma Adjustments

The following table and subsequent notes describe the purchase accounting fair value adjustments, other pro forma adjustments and reclassifications made to NPTI’s statement of operations for the year ended December 31, 2016 to conform to Scorpio Tankers’ classification and presentation.

In thousands of U.S. dollars except per share and share data	Adjustments (1)		Reclassifications (2)		Total
Revenue
Vessel revenue	$162	(a)	—		$162
Operating expenses
Vessel operating costs	—		13,822	(a)	13,822
Voyage expenses	—		—		—
Charterhire	—		(13,822	)(a)	(13,822)
Depreciation	4,976	(b)	—		4,976
General and administrative expenses			—		—
Loss on sales of vessels	—		—		—

Total operating expenses	4,976		—		4,976

Operating (loss) / income	5,138		—		5,138

Other (expense) and income, net
Financial expenses	643	(c)	—		643
Unrealized gain on derivative financial instruments	—		—		—
Financial income	—		—		—
Other income (expenses), net	—		—		—

Total other expense, net	643		—		643

Net loss before tax	$5,781		—		$5,781

Income tax	—		—		—

Net loss	$5,781		—		$5,781

(1) Pro Forma Adjustments

The following notes describe the pro forma adjustments made to NPTI’s statement of operations for the year ended December 31, 2016.

a.	Revenue – Navig8 Product Tankers Inc. was party to a Pool Management Revenue Share Rights agreement with each of the pools that its vessels operated in. This agreement enabled Navig8 Product Tankers Inc. to receive a 30% share of the net revenues derived from the commercial management of the pools in exchange for 336,963 NPTI common shares. $0.2 million was recorded as an offset to revenue in connection with this agreement during year ended 2016, which relates to $0.6 million of revenue received under the arrangement, offset by $0.8 million of amortization of the asset recorded at the inception of the agreement. This agreement will be cancelled as part of the Proposed Merger and the pools will retain the consideration received. Accordingly, this amount has been eliminated on a pro forma basis.

b.	Depreciation - Depreciation expense for the year ended December 31, 2016 has been reduced by $5.0 million as a consequence of the fair value adjustment to the carrying balance of these vessels, which the remaining estimated useful lives range from 23 years to 25 years, as part of the preliminary purchase price allocation. Pro forma depreciation expense was based off the following:

i.	We have assumed that under International Accounting Standard 17, Leases, the NPTI vessels held under sale and leaseback arrangements with purchase options will be depreciated over their remaining useful lives (rather than the remaining lease term), as it is reasonably certain that these purchase options will be exercised at the expiration of each lease given the exercise price of the option.

ii.	We have applied our accounting policy for the depreciation of vessels and drydock whereby (i) Depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from date of delivery and (ii) for an acquired or newly built vessel, a notional drydock component is allocated from the vessel’s cost and depreciated on a straight-line basis to the next estimated drydock.

c.	Financial expenses -

i.	Deferred financing fee amortization - unamortized deferred charges relating to NPTI’s secured debt were eliminated and reflected in the fair value assessment of the debt. NPTI has recognized $2.2 million as amortization expense in connection with these deferred charges during the year ended December 31, 2016 and accordingly, this amount is included as a reduction to interest expense on a pro forma basis.

ii.	Secured debt interest expense- the preliminary purchase price allocates the estimated fair value of NPTI’s debt, all of which will be assumed as part of the Proposed Merger, as $16.7 million less than carrying value. This determination was made as the average implicit rate in these facilities ranged from 3.5% to 4.0% (depending on the facility) based on the carrying values as of December 31, 2016, taking into consideration the margin on these facilities and our estimate of the variable portion of interest by using the forward interest rate curve calculated from interest swap rates, as published by a third party, as of May 12, 2017. Our estimate of fair value adjusted these carrying values such that the average implicit rate increased to a range of 5.5% to 6.0% which is our best estimate for the effective cost of financing that could be obtained in the market in May 2017. Accordingly, we have increased interest expense on a pro forma basis by $1.8 million to reflect the amortization of this fair value adjustment during 2016.

iii.	Obligations due under sale and leaseback financing facilities - the preliminary purchase price allocates the estimated fair value of NPTI’s finance leases, all of which will be assumed as part of the Proposed Merger, as $9.0 million greater than carrying value. This determination was made as the average implicit rate in one of the sale and leaseback facilities, which was entered into in 2015, is approximately 7.0% based on the carrying values as of December 31, 2016, taking into consideration the fixed margin on this facility and our estimate of the variable portion of interest by using the forward interest rate curve calculated from interest swap rates, as published by a third party, as of May 12, 2017. Our estimate of fair value adjusted these carrying values such that the average implicit rate increased to approximately 6.0%, which is our best estimate for the effective cost of financing that could be obtained in the market in May 2017. Accordingly, we have decreased interest expense on a pro forma basis by $0.2 million to reflect the amortization of this fair value adjustment during 2016.

Scorpio Tankers is currently exempt from income taxation in the United States under Section 883 and the Treasury Regulations thereunder. It is expected that the combined company will continue to meet such exemption. Accordingly, the above pro forma adjustments have not been given effect to any income tax considerations.

(2) Pro Forma Reclassifications

a.	Vessel operating costs and Charterhire - NPTI incurred $13.8 million in charterhire expense in 2016 related to three vessels that were time chartered-in for a portion of the year. NPTI recorded this expense within vessel operating expense whereas Scorpio Tankers records such expenses on a separate line item. Accordingly, this expense has been reclassified to Charterhire expense on a pro forma basis.

6. Earnings per Share

The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the consolidated basic and diluted weighted average shares of the combined company. The pro forma basic and diluted weighted average shares outstanding are a combination of historic STNG common shares and the shares issued as part of the combination to shareholders of Navig8 Product Tankers Inc. at an implied exchange ratio of 1.18 STNG common share per NPTI common share, and the estimated 50 million STNG common shares from the completion of an underwritten public offering.

The combined company unaudited pro forma condensed combined statement of operations results in a net loss for the year ended December 31, 2016. Accordingly, Scorpio Tankers Inc.’s Convertible Notes interest expense, deferred financing amortization and the potentially dilutive securities relating to the conversion of the Convertible Notes (representing 34,049,792 STNG shares of common stock) along with the potentially dilutive impact of Scorpio Tankers Inc.’s 12,613,585 unvested shares of restricted stock were excluded from the computation of diluted earnings per share.

The weighted average numbers of STNG common shares outstanding were calculated as follows for the year ended December 31, 2016:

(shares in thousands)	Scorpio Tankers	NPTI	Pro Forma Combined
Weighted average number of common shares outstanding:
Basic weighted average shares - as reported	161,119	40,569	201,688
Share consideration issued for the Proposed Merger	55,000	(40,569)	14,431
Underwritten public offering of common shares	50,000	—	50,000

Estimated Scorpio Tankers transaction costs - Share-based	1,500	—	1,500
Basic weighted average shares - pro forma	267,619	—	267,619
Dilutive effect of Restricted Stock	—	—	—
Dilutive effect of Convertible Notes	—	—	—

Diluted weighted average shares - pro-forma	267,619	—	267,619